FILM: WHAT ARE YOU DOING NEW YEAR'S?

2020 Report

Dear investors,

We can't wait to share our film with you, and thanks to your support it's turned out wonderfully. We'll be announcing more exciting developments soon, but we can say that our film is picture locked, and we've been having very encouraging conversations with festivals, press relations companies, and distribution companies. What Are You Doing New Year's? is a special film, and the response has been truly wonderful so far.

We need your help!

Our investors should stay tuned for opportunities to share our film with your friends and family as we begin to distribute our film. We are still excited for a holiday season release. We are so proud and excited to share our film with the world.

We will be launching a social media campaign soon so that our investors can easily share pictures, quotes and our trailer and screening times easily with their friends.

Sincerely,

Christine Weatherup

Director / Writer

Beatriz Chahin

Producer

Matt Enlow

Producer

Our Mission

We plan for the film to be completed, distributed and enjoyed annually, as a holiday staple, re-running on cable and streaming in homes across the globe, as a holiday tradition, and bringing reliable profits to our investors as a result. We've already begun locking in cast and crew so that shooting will commence early in 2020.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Film Production went exceptionally well, and we finished on time and on budget.
- Post production was streamlined, even in the face of the pandemic.
- Early interest from distributors has been very encouraging.

The Bad

- Production was strenuous, though fulfilling.
- The pandemic slowed post production down.
- Many film festivals were delayed, making it challenging to get the word out about our film.

2020 At a Glance

January 1 to December 31



$0
Revenue



-$147,971
Net Loss


IOU!

$0
Short Term Debt



$138,586
Raised in 2020



$18,873
Cash on Hand

We ❤ Our 199 Investors

Thank You For Believing In Us

Alexander Clarence McIn...
Mario Johnson
Alan Jacobson
Amanda J. Hardesty
Abigail Wright
Kristen O. Bobst
Kevin Mclain
Rose Ostrowski
Logan Bordeau
Monbill Fung
Joe Lombardo
Marleny Franco
S Manon Bennett
Reena Esmail
Melinda Childs
Greg Aceto
Ray H Raines
Filipe Peerally
Morgan Dameron
Nicola Hil
Megan Gage
George Casey
Loretha Pennix
Jason Missakian
Aj Meijer
Elaine Darroch
Gregory Blaylock
Iva Allen
Lisa Young
Kevin Zuber
Dave Dever
Sherry Cochran
Nathan Maier
Liz Manashil
Jack Cooper
Rob Whittle
Eric Winder
Michael Antosy
Greg Grissom
Brian Hooper
David Keith Bresnahan
Brian Hooper
Kamele Maxwell
Michael Peter Bahra
Bil Corry
Laura Chahin
Doug Dunsmoor
Scott Burchfield
Alice Marie Anaya
Jesse Mendelsohn
Craig Throne
Chris Teutemacher
Arnold Rudnick
Ben Whitehair
Alyssa Homan
Jonathan Green
Dear Sock E (Writers Gro...
Jennifer Hamilton
Longkill Group LLC
Anthony Dubose
Joseph Held
Perry Diclemente
Rod Niha
Jonathan Harshman
Zach Koerbel
Abhishek Prasad
Mark Hunker
Melissa Locke
Jim Thompson
Aaron Freed
Marnie Cooper
Chris Mollica
Tomas Jochym-O'Connor
Kimberly Braun
Mario M Teel Jr.
David N Franklin
Rebecca Greenwood
Matthew Nodella
David Bertschy
Joshua Madden
Michelle Koh
Tyler Eaton
Josh Baesler
Fawaz Al-Matrouk
Iron De Paula
Cannon Gentry
Dontae Rayford
TaShauna Horton
Nana Dooreck
Chris Garot
Evan Keller
Sharon Enlow
David Burman
Cassandra McCoy
Clifton McMillan Jr.
Fran Lopes
Nneoma Ugwuadu
Samarth Beri
Holmer M. Johnson
Vicente G. Parra
Elizabeth Gaines Johnst...
Alana White
Dontae Rayford
Cristian Nicolaescu
Pamela Billedo
Jennifer Hamilton
Maureen Dunn
Sanjay Garg
Madeline Rozwat
Mary McAree-Lee
Charlie Fonville
Corinthius C. Moffitt
Patrick Wetzel
Susane Lee
Arun Cameron Storrs
Rudy Ledbetter
John Contarino
Gerry Hudak
Kent D Hancock
Wendy Weatherup
Margaret Hardy
Chris Irwin
Hk Poet
Matt Wilce
Peter Ignacio
Candice Burnett
Wayne Novak
Emily And Todd Rosenfelt
Dhruv Shukla
Bryan Hocker
Sarah Altemus
Ingrid Fox
Rick Castaneda
Tuesdai Hamilton
Joseph Anthony
Nick Ceryance
John Failing
Julie Wong
Heather Szufnarowski
Rachel Bar-Gadda
James Sharp
Jesus Serrano
Edward Levens
Patrick O'Brien Boling
Thomas Beck
Daniel Dexter Monfort
Willie B. Watkins Jr.
Orlando Alvarez Perez
Oren Kaplan
Avrom Honig
Meryl Branch-McTiernan
Cristina Tacettin
Andrew Bushnell
John J. Flowers Jr
Aashish Ahuja
Anne Popolizio
Scott Moseley
Lynn Rosenfelt
Katie Weatherup
Sarah Thacker
Matthew Morgenthaler
Bryan Plascencia
Minh Tran
David Alexander
Brenda Hernacki
Rosalie OMALLEY
Jane Stuart
David Allen Anderson
Vicente Bosquez Jr
Cathlyn Griggs
William Johnson, IV
Steven Clark
Madonna Catiis
Brian E. Smith
Jenny Weatherup
Andrew Bushnell
Andy Dulman
Stan Gage
Jody McVeigh-Schultz
Michelle Sarsfield
Jon Young
Cynthia A. Chorrushi Bu...
Tyler Gilmore
Eric Pumphrey
Nicholas Thurkettle
Sergio Rodriguez
Lisset Garza
Tresa Protzman
Theo Perry
Tara Lee
Chris Gage
Tommy Rupert
Julius R Carver
Matthew VanPelt
Chris King
Edward Morales
Jonathan Green
Cristina DiCarlo
Christina Caracappa

Thank You!

From the Film: What Are You Doing New Year's? Team



Christine Weatherup
Director / Writer



Beatriz Chahin
Producer



Matt Enlow
Producer



Andy Young
Editor

IATSE Local 700 Film Editor. Work has played major film festivals like SXSW & amassed over +300m views online. Currently editing for Netflix.



Jane Flowers
Casting Director

Hailing from NY, Jane Flowers moved to LA to attend UCLA's MFA Acting program. After graduating, she discovered that casting was a path that better suited her. She has worked on film and tv projects such as A BAD MOM'S CHRISTMAS, SEAL TEAM, and CLAWS



Dana Olinsky
Costume Designer

A Costume Designer and Costumer from Cherry Hill, NJ, Dana graduated with a BFA from Emerson College. She is currently a set costumer on Brooklyn 99. Past credits include: The Good Place, Forever, Wet Hot American Summer (Netflix), and Mad Men.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Beatriz Chahin	Production Coordinator @ Universal Television	2019
Christine Weatherup	Actor @ Self-employed	2019
Matt Enlow	Film director @ Self-employer	2019

Officers

OFFICER	TITLE	JOINED
Beatriz Chahin	Producer	2019
Christine Weatherup	CEO	2019
Matt Enlow	President	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Christine Weatherup	Membership Interests	33.4%
Beatriz Chahin	Membership Interests	33.3%
Matt Enlow	Membership Interests	33.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2020	$138,586		4(a)(6)
	$0		506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

If the marketplace is over saturated with competitive films, that are similar in tone, voice, style or story, then demand for the film may not be great enough.

An audience's appetite for film is a subjective and competitive marketplace. It is possible that the audience will not respond to the film, and it will fail to gain meaningful word of mouth, critical response or festival acceptance.

In film, the character and public persona of our performers and filmmakers is subject to intense scrutiny. While we are judicious in selecting performers that will be appealing to the culture at large, they are subject to public opinion, which we have no control over.

The models of film distribution are constantly shifting. As of now, the pathway to theatrical release, home video, and streaming platforms are predictable, but as with all technology, subject to disruption.

Film is dependent on multiple technologies. While we utilize best practices in ensuring that all footage is safe and redundantly backed up, we are subject to technological complications that could hinder the creation of the film.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Filmmaking hinges on the physical and logistical challenges of many workers collaborating in unison. Forces of weather, acts of God and misfortune can complicate, hinder or otherwise compromise the production.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or